Exhibit 99.1

ParaZero Secured an Order Valued at Over $650,000 From a Tier-1 International Drone Interception Company

Kfar Saba, Israel, April 01, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has signed a framework agreement with a Tier-1 international company who specializes in autonomous drone interception.

Under the agreement, ParaZero will conduct a full integration of its DefendAir Net Pod into the client’s new autonomous drone platform, ensuring seamless compatibility with the drone’s configuration. In addition to the integration, the client will purchase a minimum of 2,000 customized DefendAir Net Pod units.

This strategic framework agreement represents a significant milestone in the ongoing partnership between ParaZero and the Tier-1 company, as the two companies underscore the growing demand for advanced, Counter–UAS systems. The integration is expected to enhance the client’s drone interception capabilities and support ParaZero Net Pod deployment worldwide.

“We are excited to deepen our collaboration with this particular tier-1 defense company through this comprehensive integration of our proven C-UAS, DefendAir Net Pod,” said Ariel Alon, CEO of ParaZero. “This agreement validates the value of our Net Pod technology and we believe that this positions ParaZero as an industry leader defining the category of non-explosive, net-based drone interception.”

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In addition references to customer orders are forward-looking and subject to uncertainty, as such orders may be modified, delayed, or cancelled and may not result in revenue within the expected timeframe or at all. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com